UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of Issuer: Home to Harmony Productions, LLC (the "Issuer")

Legal status of Issuer
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: Delaware
      Date of organization: December 9, 2024

Physical address of Issuer: 200 S. Wilcox St., Suite 113, Castle Rock, Colorado, 80104

Website of Issuer: www.HometoHarmony.tv

Is there a Co-Issuer? Yes

Name of Co-Issuer: Home to Harmony Productions SPV, LLC (the "Co-Issuer")

Legal status of Co-Issuer
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: Delaware
      Date of Organization: December 11, 2024

Physical address of Co-Issuer: 200 S. Wilcox St., Suite 113, Castle Rock, Colorado, 80104

Website of Co-Issuer: www.HometoHarmony.tv

Name of intermediary through which the Offering (as defined below) will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

6% of the amount actually raised to be paid in cash.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Common Class CF Units

Target number of securities to be offered: 500,000 Common Class CF Units
Price (or method for determining price): $1.00/Common Class CF Unit

Minimum Offering Amount: $500,000 (the "Minimum Offering Amount")

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other – provide a description:

Maximum Offering Amount: $5,000,000 (the "Maximum Offering Amount")

Deadline to reach the Minimum Offering Amount: May 6, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,500	$0
Cash & Cash Equivalents	$2,500	$0
Accounts Receivable	$0	$0
Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$2,500	$0

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

_____

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in this Form C, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Issuer, its management, and principal shareholders may be liable to investors based on that information.

THE ISSUER

1.   Name of Issuer: Home to Harmony Productions, LLC, a Delaware limited liability company.

The crowdfunding investment in the Issuer, and therefore the securities offered pursuant to this crowdfunding Offering will be made directly through an investment of up to $5,000,000 worth of Common Class CF Units (the "Securities") in the Co-Issuer Home to Harmony Productions SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Offering"). The Co-Issuer was organized as a limited liability company in the United States under the jurisdiction of Delaware on December 11, 2024. Individuals who purchase the Securities in the Co-Issuer pursuant to the Offering shall be, in each case, an "Investor", and collectively, the "Investors".

The Issuer formed the Co-Issuer solely for issuing the Securities pursuant to this Offering. The Co-Issuer will serve merely as a conduit for Investors to invest in the Issuer and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Issuer. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Issuer and the Co-Issuer except that the investment of Common Class CF Units in the Issuer will be made by the Co-Issuer, and therefore the Co-Issuer will own 100% of the issued and outstanding Common Class CF Units in the Issuer.

ELIGIBILITY

2.   ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act (as defined below) as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Form C).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

OFFICERS OF THE ISSUER

Name	Position and Offices held	Principal Responsibilities for the Company	Term of Office
Michael Landon, Jr.	Chief Executive Officer and President, Executive Producer, Co-Creator, Filming Director	● Responsible for budgeting, production management and creative direction of production, and co-leading strategic growth across slate of media properties and ventures.	December 9, 2024 – Present
Brian Bird	Chief Financial Officer, Executive Producer, Co-Creator	● Responsible for leading all aspects of business development, corporate affairs, creative direction of production, and co-leading strategic growth across slate of media properties and ventures.	December 9, 2024 – Present
Ken LaZebnik	Secretary, Executive Producer, Co-Creator	● Responsible investor relations, creative direction of production, and co-leading strategic growth across slate of media properties and ventures	December 9, 2024 – Present

Biographical Information:

Michael Landon, Jr.:

With over 30 years of experience, Michael Landon Jr. has established himself as a seasoned professional in the film and television industry. He has held various positions, including camera department and editorial, and has received his education from USC and AFI. Landon has an impressive portfolio of more than 20 films that he has written, produced, and directed, including *Love Comes Softly, Velveteen Rabbit, Heaven Sent* and *The Shunning*. One of his most notable achievements is the creation of the beloved TV series *When Calls the Heart*, currently in its 12th season on Hallmark. Additionally, he has co-written four published novels, showcasing his artistic versatility and creativity.

Brian Bird:

With over 35 years in Hollywood, Brian Bird has written and produced stories that celebrate faith, redemption, and the power of the human spirit. Brian is best known as the co-creator and executive producer of *When Calls the Heart*, as well as the writer and producer behind *The Case for Christ, Captive* and *The Heart of Man*. A masterful storyteller, Brian has written and/or produced nearly 450 episodes of television, additionally including the series *Touched by an Angel*, *When Hope Calls, Step By Step* and *Evening Shade*. His passion for uplifting entertainment has made him a trusted voice in the industry.

Ken LaZebnik:

Ken LaZebnik is a playwright, producer and screenwriter celebrated for his heartfelt narratives and authentic characters. His work spans theater, film, and television, including collaborations with Garrison Keillor and Robert Altman on *A Prairie Home Companion*. Ken wrote over 20 episodes of *Touched by an Angel* and contributed to series like *Providence* and *Star Trek: Enterprise*. His plays, such as *On the Spectrum* and *Rachel Calof*, have garnered critical acclaim and touched audiences across the country.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
• Michael Landon Jr.	5,173,333.33*	32.33%
• Brian Bird	5,173,333.33*	32.33%
• Ken LaZebnik	5,173,333.33*	32.33%

**The owners hold their interest in the Issuer through shares of Common Stock of Harmony Productions Inc.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Home to Harmony Productions, LLC was formed as a Delaware limited liability company on December 9, 2024 to produce *Home to Harmony* (the "Series"), which is intended to be a multi-season television series for streaming platforms, linear broadcast channels and video on demand subscription services.

Although the Issuer is currently anticipating releasing Season 1 of the Series in or around Q4 of 2025 or Q1 of 2026, subject to distributor discretion, prospective investors should note that, as a fundamental aspect of our growth strategy, we intend to reinvest a substantial portion of our revenue into the further production of the Series and associated revenue-generating activities, such as marketing efforts, distribution expansion, merchandise development, and other initiatives aimed at maximizing the reach and impact of the Series. Prospective investors should be aware that due to our commitment to reinvestment, the realization of financial returns, if any, may be deferred over a period of several years.

The Series will be distributed through Angel Studios and made available on their streaming platform app. The app will encourage viewers to engage in Angel's "Pay It Forward" model, where people pay for the next viewer's stream, and which will also be a source of license fees from Guild subscription revenues. Angel Studios will also navigate sales and licensing deals with other platforms and distributors who would be interested in distributing the Series as well.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer, the Co-Issuer and the terms of the Offering, including the merits and risks involved. The Securities subject to the Offering have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to the Issuer and our Business

The Issuer's assumptions concerning future operations may not be realized.

The Issuer's goal is to produce a commercially profitable episodic television series using a production budget as set forth in the table below. The Issuer's projected results are dependent on the successful implementation of the Issuer's business plan and strategies and are based on hypothetical assumptions and events over which the Issuer has only partial or no control.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the Offering.

The Issuer's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Series. Investors will be relying on the judgment of the Issuer's management regarding the use of the proceeds for the purpose of producing the Series.

The production of the Series will require many other highly-skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians, and actors. Although the Issuer expects to find high quality candidates to fill these positions, there can be no assurance of their cooperation and participation through completion of the Series. Replacing key talent could delay production or reduce the quality of the Series, which would impair the Issuer's revenue. Also, many of these positions will require the Issuer to hire members of unions or guilds. As a result, the Issuer's ability to terminate unsatisfactory or non-performing works could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Series and significantly increase costs.

The Issuer is a newly formed company and has no history upon which Investors can evaluate the Issuer.

The Issuer was recently formed for the purpose of developing, producing and distributing the Series. Accordingly, the Issuer has no operating history on which prospective investors may evaluate the Issuer's business and prospects. The Issuer has no revenues and requires, in part, the net proceeds from the sale of the Securities to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced.

The Issuer is a new company and faces all of the risks of a start-up company.

The Issuer will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a television series, and the competitive environment in which the Issuer intends to operate. The Issuer may not successfully address any of these risks. If the Issuer does not successfully address these risks, the Issuer's business will be seriously harmed.

The Issuer's officers control the Issuer and the Issuer currently has no independent directors. The Issuer's officers are also currently directors of our sole voting shareholder, Harmony Productions Inc. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related-party transactions. The Issuer also does not currently benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Issuer.

The Issuer's success depends on the successful production and distribution of a single episodic television series and the Issuer is unable to diversify its investment to reduce its risk of failure.

The Issuer was formed for the sole purpose of developing and producing the Series, and therefore will only produce the Series and create additional content and merchandise based upon the Series. No assurance can be given that the Issuer's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Issuer will have only one asset, the Series, the Issuer is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing television series and films. There may be additional problems which could adversely affect the Issuer's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Issuer will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Issuer's business, operating results and financial condition.

Additionally, the Issuer's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major production studios in the United States are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Issuer's competitors, particularly the major United States production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Issuer to succeed.

Because the television industry business is highly speculative, the Issuer may never achieve profitability.

The television industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any television series since the revenues derived from the production and distribution of such products primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a television series also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another film or show's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Issuer may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

The Issuer's actual operating results may differ from its initial estimates.

The Issuer's operating results depend on production costs, public tastes and promotion success. The Issuer expects to generate its future revenues from the distribution and exploitation of the Series and the rights therein. The Issuer's future revenues will depend on getting the Series produced and into distribution, upon the timing and the level of market acceptance of the Series, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the Series depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Issuer's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Series will not remain consistent over time. Even if the Issuer is successful in creating, marketing, and distributing the Series, revenues generated upon initial release of any seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, marketing, and distribution of the Series is complete, revenues from the Series are likely to decrease over time.

The Series will be subject to common risks associated with the costs of production and distribution of a television series.

Production and distribution costs for the Series are just an estimate and may significantly increase at any time depending on a variety of unknown outside influences. Additionally, some specific costs of currently expected expenditures are for items that are no yet under contract at a fixed price, and may ultimately cost more than currently anticipated.

Force Majeure Events can materially impact Issuer's business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparation for war, armed conflict, imposition of sanctions, embargoes, or (iv) interruption or failure of utility services (collectively, "Force Majeure Events"), each of which can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts and could complicate our ability to produce and distribute our Series. Implementing health and safety measures during production of the Series could also add significant costs to our estimated production budgets and delay the release of the same.

General economic conditions can materially impact Issuer's business.

The financial success of the Issuer may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Series.

Additionally, adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially and adversely affect the Issuer. The commercial success of a television series depends significantly on consumer confidence and discretionary spending, which are still under pressure from the United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact the Series or our ability to implement our business strategy.

The Issuer intends to distribute the Series on Angel Studios, Inc.

The Issuer has a license agreement to distribute the Series through Angel Studios' streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Issuer will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Issuer's business.

If the Issuer is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Issuer. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Issuer may elect to offer equity in the Issuer to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Issuer's business and prospects.

Issuer's competitors, which include large and small studios and production companies, may have significantly greater financial and marketing resources, as well as experience, than we do.

Issuer is a small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major United States studios are part of large diversified corporate group with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and shooting outlines. This may have a material adverse effect on Issuer's business, results of operations and financial condition. In addition, some established smaller studios, production companies and agencies may have significantly greater financial and marketing resources than Issuer. Issuer will principally depend on the business contacts of its executive officers. There are no assurances that this approach will be successful.

Issuer will be required to raise additional capital to fully fund its business plan and expand its operations.

Currently, Issuer has no revenue-generating activities. The purpose of this Offering through Co-Issuer is to raise up to $5,000,000 which will be used, towards the production of Season 1 of the Series. Part of the monies received through this Offering will be allocated to ongoing treatment and shooting outline, with the balance allocated towards marketing and production. In addition to this Offering, Issuer will raise additional capital through a separate offering of securities being made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 506(b) of Regulation D of the Securities Act (the "Preferred Offering"). Such terms of the Preferred

Offering, and the securities issued thereto, may be superior to those terms for the Securities through this Offering, and therefore may not be on terms preferable to Investors in this Offering.

Additional capital may not be available at such times or in amounts as needed by Issuer. Even if capital is available, it might be available only on unfavorable terms to Issuer and the Investors in this Offering. Any additional equity or convertible debt financing into which Issuer might enter could be dilutive to our then existing equity holders, including Investors to this Offering. Any future debt financing into which Issuer enters may impose covenants upon Issuer that restrict its operations, including limitations on its ability to incur liens or additional debt, pay profit distributions, repurchase its equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that Issuer might raise may contain terms that are not favorable to Issuer or our existing equity holders. If Issuer determines the need to raise additional funds through collaboration and licensing arrangements with third parties, such agreements may be necessary to relinquish some rights to our manuscripts, or grant licenses on terms that are not favorable to Issuer. If access to sufficient capital is not available as and when needed, Issuer could be materially impaired and may be required to cease operations, curtail the acquisition, recycling or marketing of manuscripts, or Issuer may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all of its assets.

Substantial delays between the completion of this Offering and the production of the Series may cause Issuer's expenses to be increased and it may take the Issuer longer to generate revenues.

Issuer cannot be certain when it will begin production of the Series. Any actor playing a leading role, and other members of our production team, will need to complete, delay or abandon other potential obligations before production of the Series will begin. While the Issuer intends on beginning production of the Series as soon as practical after sufficient proceeds are raised, the Issuer has no way of predicting exactly when it will raise sufficient capital from the Offering to begin production of the Series. Therefore, the Issuer has no way to predict the availability of its principal cast and creative staff.

Budget overruns may adversely affect the Issuer's business.

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, data breaches, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the Series. If any of the Series incurs substantial budget overruns, the Issuer may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the Issuer. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Issuer's business, results of operations or financial results.

Production of a television series is a time consuming process.

Issuer intends to commence production of the Series shortly after completion of this Offering. The production and distribution of a television series is a time consuming process. Pre-production on a picture will generally extend for a minimum of two or three months or more. Principal photography may extend for several months or more. Post-production may extend from three or four months or more. Distribution and exhibition of television series may continue for months or years before any revenue is realized or generated, if at all.

The premature abandonment of projects may result in losses to investors and impair Issuer's overall results of operations.

The production and distribution of the Series may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of our Series, including funds expended in connection with the development of any screenplays and pre-production of the Series. In the event that Issuers determines that it is in the best interest of its equityholders to abandon a project, it is unlikely that we will be able to recoup any of our costs.

Issuer's success depends on protecting its intellectual property.

Issuer's success will depend, in part, on its ability to protect its proprietary rights in the Series. Issuer will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Series. However, there can be no assurance that such measures will protect Issuer's proprietary information, or that its competitors will not develop screenplays for feature films or shows otherwise similar to the Series, or that the Issuer will be able to prevent competitors from developing a similar television series for production. The Issuer believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Issuer in the future with respect to the Series. Such assertion may require the Issuer to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Issuer fails to adequately protect its respective intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, Issuer may be unable to continue to implement its business strategy, which would have a material adverse effect on Issuer's business, prospects, financial condition, and results of operations.

Furthermore, the Issuer plans to enter into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. to be used towards funding the initial advertisements related to this Offering. The Campaign Booster Loan and Security Agreement with Angel Studios, Inc., once signed, will include Issuer's valuable intellectual property, including the Series, as collateral. While this arrangement will provide Issuer with the necessary funds to support its business operations and growth initiatives, it also exposes Issuer to certain risks. In the event of a default on the loan, Angel Studios, Inc. may have the right to foreclose on and secure ownership of Issuer's intellectual property, which could have severe implications for Issuer's business. Losing control over Issuer's intellectual property could undermine Issuer's competitive advantage and impair its ability to develop, market, and protect its products and services. Additionally, if Angel Studios, Inc. forecloses on Issuer's intellectual property, Issuer may face difficulties in making distributions to Investors, raising funds or securing additional loans in the future, which may lead to a decline in revenue, loss of customers, and damage to Issuer's reputation. While Issuer has implemented measures to mitigate the risks associated with the Campaign Booster Loan and Security Agreement, including maintaining adequate financial reserves and diligently fulfilling its repayment obligations, the possibility of default and the potential foreclosure of Issuer's intellectual property remains a significant risk that Investors should consider.

Issuer may not generate sufficient cash flow to make distributions to Investors.

There is no assurance that Issuer will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to Investors in the Offering. Even if Issuer is able to make distributions, Issuer cannot make any assurance concerning the timing or amounts of such distributions. Investors may be required to bear the economic risk of his, her or its investment for an indefinite period of time, including the potential for a complete loss of his her or its investment.

Issuer intends to reinvest revenue for the Series, which may result in a lack of immediate returns for investors.

Issuer is dedicated to the ongoing development and success of the Series. As a fundamental aspect of its growth strategy, Issuer intends to reinvest a substantial portion of its revenue into the further production of the Series and associated revenue-generating activities. These activities may include marketing efforts, distribution expansion, merchandise development, and other initiatives aimed at maximizing the reach and impact of the Series.

It is imperative for Investors to be aware that due to Issuer's commitment to reinvestment, the realization of financial returns, if any, may be deferred over a period of several years, if not longer. Issuer's focus on ensuring the quality and longevity of the Series may temporarily limit the availability of immediate investment gains.

It is important to note that the entertainment industry is subject to a multitude of variables, including, without limitation, audience preferences, market trends, competition, and economic factors, which can all influence the timing and magnitude of financial outcomes. Issuer advises all prospective investors to thoroughly assess Issuer's disclosures, associated risks, and long-term strategic vision before making any investment decisions.

There is a high cost of acquiring buyers for diversified income streams.

Issuer recognizes the importance of diversifying its income streams beyond distribution of the Series, such as through ventures like merchandising. While this approach presents opportunities for revenue growth and reduced dependency on a single revenue source, it also comes with inherent risks, particularly related to the cost of acquiring buyers for these new streams of income.

Acquiring a customer base for new income streams, such as merchandising, involves substantial financial outlays. These costs are associated with various aspects of customer acquisition, including marketing, advertising, distribution, and customer engagement. Issuer's ability to effectively penetrate new markets and resonate with a different set of consumers through merchandising efforts may necessitate significant investments in targeted marketing campaigns, branding initiatives, and distribution channels.

Additionally, the competitive landscape in the merchandising and other diversified sectors may intensify the challenges of buyer acquisition. The need to stand out in a crowded market, compete with well-established players, and capture the attention of consumers who may not have a previous connection to Issuer's core business activities could elevate costs beyond initial projections.

The timing of income generation from these diversified streams could also be uncertain. There may be a lag between the initial investment in acquiring buyers and the realization of meaningful revenue from these efforts. This delay could impact short-term financial performance and strain available resources. Issuer's ability to effectively manage and control these acquisition costs while generating meaningful and timely returns from these diversified ventures will be crucial to its overall financial health and success.

Issuer may enter into related-party transactions.

Issuer may enter into transactions with related parties with respect to the creation, production, marketing and distribution of the Series. Transactions with related party may be created on different and less favorable terms to Issuer than the Issuer may have been able to receive had the Issuer transacted with an unrelated party.

The public and/or existing **Home to Harmony** *fan base may not like our adaptation of the book.*

There is no assurance that the public and/or existing fan base for Philip Gulley's book *Home to Harmony* will like or accept the Series' adaptation of the book. It is impossible to judge in advance what the reaction of the public and/or existing fan base will be to the Series. To the extent that the Series receives unfavorable reviews from these individuals, its chances of success may be diminished.

The Series is a faith based series, which may not appeal to those who hold differing beliefs.

Issuer's decision to produce a scripted narrative series with a religious theme introduces a unique risk associated with potential audience reactions. The nature of the content, which delves into certain religious matters, has the capacity to evoke strong emotions and opinions among viewers. While this approach can be appealing to some segments of the audience who share similar viewpoints, it could also be deemed unduly offensive or controversial by others who hold differing beliefs.

The polarization surrounding religious issues may result in a divided audience response, which could impact the overall reception of the Series. Positive engagement from one group may be met with backlash from another, leading to debates and discussions that extend beyond the show itself. Such controversies have the potential to attract attention, but they may also carry reputational and public relations risks, affecting Issuer's brand image and relationship with certain customer segments.

While the Series could attract a dedicated following, Investors should be aware of the possibility of polarized audience reactions and the associated challenges in managing public perception and potential controversies.

Risks Related to the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that this Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Investors will not be investing directly into the Issuer, but into the Co-Issuer, which was set up as a special purpose vehicle exclusively for crowdfunding.

Changes to United States securities laws permit Issuer to use a "special purpose vehicle" or "SPV" in this Offering. That means that Investors will invest in the Co-Issuer , becoming a member of the Co-Issuer, and then the Co-Issuer will purchase the Common Class CF Units in the Issuer. For purposes of clarification, Investors will not hold equity or be members of the Issuer directly. A condition to using an SPV is that the Common Class CF Units in the Co-Issuer have the same economic and governance rights that are set out in the Common Class CF Units in the Issuer. This sort of arrangement has not been used for investing by the Issuer before, and there may be unforeseen risks and complications. Investors will be relying on the officers of the Issuer, who control the majority of shares of stock in the Manager of both the Issuer and the Co-Issuer , to make sure the Co-Issuer complies with Delaware law and functions in accordance with federal and state securities law. The structure of the Co-Issuer is explained further in the section entitled, "Ownership and Capital Structure."

Investors will own non-voting Common Class CF Units of the Co-Issuer and will have no ability to control or influence the business decisions of the Issuer.

Investors in the Offering will obtain non-voting Common Class CF Units in the Co-Issuer, which will subsequently obtain non-voting Common Class CF Units in the Issuer, by way of the crowdfunding. For purposes of absolute clarification, even though the security is a Common Class CF Unit, there are no voting rights obtained by the Investors. All information regarding the rights of Investors holding Common Class CF Units can be found in the Co-Issuer's Operating Agreement. As a result, current management will continue to have control of the business decisions and operations of the Issuer. It is possible that management will not make successful management decisions in all cases.

Voting control is in the hands of a single entity, Harmony Productions Inc. Subject to any fiduciary duties owed to owners or investors under Delaware law, Harmony Productions Inc. may be able to exercise significant influence on matters requiring owner approval, including, without limitation, the election of directors or managers, appointments of managers, approval of additional financing needs, approval of significant company transactions, and will have unfettered control over the Issuer's management and policies. Investors may have interests and views that are different from the Issuer's management. The concentration of ownership could delay or prevent a change of control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, Harmony Production Inc. could use its voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, or support or reject other management and board proposals that are subject to owner approval.

Investors may experience dilution in the future if the Issuer raises additional capital.

If the Series is successful, the Issuer may, in the sole discretion of the Issuer's manager, authorize additional capital raises and issue additional equity or create debt, whether through crowdfunding mechanisms and/or other means in order to fund subsequent seasons of the Series. Any such capital raise would dilute the ownership percentage of investors in the Issuer, including, without limitation, Investors in this Offering.

There is no present market for the Securities and Issuer has arbitrarily set the price.

The Offering price for the Securities was not established in a competitive market. Issuer has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Issuer's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Issuer's capital structure. These prices do not necessarily reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price and future offerings, if any, may be sold at a higher or lower price than the price for the Securities in this Offering.

There is no guarantee of return on investment.

There is no assurance that Investors will realize a return on his, her or its investment or that he, she or it will not lose his, her or its entire investment. For this reason, each Investor should read the Form C and all Exhibits attached hereto as well as the Subscription Documents (as defined below) carefully and should consult with his, her or its own attorney and business advisors prior to making any investment decision.

This Offering involves "rolling closings," which may mean that earlier Investors may not have the benefit of information that later Investors have.

Issuer may, in its sole discretion, conduct closings on funds tendered pursuant to this Offering at any time. At that point, Investors whose Subscription Documents have been accepted will become members of the Co-Issuer. Issuer may file amendments to this Form C reflecting material changes and Investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These Investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be a member of the Co-Issuer and will have no such right.

The Securities will not be freely tradable.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding and subject to the transfer restrictions as set forth in the Co-Issuer's Operating Agreement. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of Securities may also adversely affect the price that Investors might be able to obtain for the Securities in a private sale.

There is no right to a jury trial for any claims and issues arising out of or relating to the Co-Issuer's Operating Agreement.

Investors should be aware that by signing the Co-Issuer's Operating Agreement, they hereby waive all right to a jury trial with respect to all claims and issues arising out of or relating to the Co-Issuer, Operating Agreement, whether sounding in contract or tort. Investors further should be mindful that such waivers are valid under governing law. For more information, it is suggested that Investors review Section 6.2 of the Co-Issuer's Operating Agreement.

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering in conjunction with the Preferred Offering is to raise funds to produce Season 1 of the Series, which we intend will include 8 episodes.

10.   How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$30,000	$300,000
Offering Administrative Costs	$12,500	$22,500
Offering Advertising Expenses:	$100,000	$1,000,000
Production Expenses:	$357,500	$3,677,500
Total:	$500,000	$5,000,000

Stretch Goals

• $500,000 = Continue Development of Season 1 8 episode scripts, determine Locations, commence Soft Prep, make deals with crew Heads of Department (Director of Photography, Production Designer, Casting Director, Music, HMU, local service companies, etc.).

• $1,000,000 = Onboard Heads of Department, become Signatory to WGA/DGA/SAG/IA/Teamsters Unions.

• $1,500,000 = Make deals and onboard Cast Leads. begin Hard Prep and Production Design of "Harmony, Indiana."

• $2,000,000 = Commence Set builds as needed, determine and rent gear packages for Camera and Lighting, Editorial, Post Production Departments.

• $3,000,000 = Finish Prep, Onboard Cast Leads, begin Principal Photography of "Home to Harmony" Season 1 (8 episodes).

The above figures represent only estimated costs. This expected use of proceeds from this Offering represents Issuer's intentions based upon its current plans and business conditions. The amounts and timing of Issuer's actual expenditures may vary significantly depending on numerous factors. As a result, Issuer's management will have broad discretion over the allocation of the net proceeds from this Offering. Issuer may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and it will have broad discretion in the application of net proceeds from this Offering. **In other words, Issuer reserves the right to change the above use of proceeds if management believes it is in the best interests of the Issuer to do so.**

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 of the Securities Act within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206 of the Securities Act? If so, provide copies of the materials used. No

        (b) How will the issuer complete the transaction and deliver securities to the investors?

Provided that there is a closing of the Offering, a notice will be sent to each Investor confirming the amount of Securities purchased. The Securities will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account and they will be tracked on the books and records of the Issuer.

12.   How can an investor cancel an investment commitment?

        NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Subscription Documents.

        The intermediary will notify Investors when the Minimum Offering Amount has been met.

        If the Issuer reaches the Minimum Offering Amount prior to the deadline identified in the Subscription Documents, it may close the Offering early if it provides notice about a new Offering deadline, if any, at least five (5) business days prior to such new Offering deadline

(absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive Securities in exchange for his, her or its investment.

If an Investor does not reconfirm his, her or its investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Investors may cancel an investment with the above restrictions directly in via the VAS Portal, LLC (Angel Funding) account by clicking on the cancel commitment button under the investment in the "My Investments" page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the Securities being offered:

The Co-Issuer is offering Securities in the form of Common Class CF Units in this Offering, which in turn will purchase one hundred percent (100%) of the Issuer's Common Class CF Units. The Common Class CF Units have a right to receive a return of 100% of the Investor's full investment after the holders of Preferred Units receive 100% of their full investment. Then both the Common Class CF and the Preferred investors will receive 20% of their capital investment, all prior to the holders of Common Units receiving any profit distributions. Distributions from the Co-Issuer to Investors holding Common Class CF Units will be made pro rata, in proportion to the Investor's respective percentage interests. Additional information can be found in Section 4.4 of the Co-Issuer's Amended and Restated Operating Agreement, which is included in the Subscription Documents.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of an equity holder of the Issuer. The Co-Issuer is purchasing the following securities:

>   Common Class CF Units
>   Price per unit: $1.00

The Securities subject to this Offering have no voting rights (except solely in the instance where the Common Members of the Issuer amend the Amended and Restated Operating Agreement of the Issuer in a manner that would result in an adverse effect on the economic right of the Common Class CF Member of the Issuer).

By investing in the Offering, Investors acknowledge that they have received, read and fully understand each of the Subscription Documents in regards to this Offering and all documents attached thereto, including (1) the Common Class CF Unit Subscription Agreement, (2) the Amended and Restated Operating Agreement of the Co-Issuer (the "Operating Agreement"), and (3) this Form C (collectively, the "Subscription Documents"). In addition, Investors are encouraged to read and fully understand each of the subscription documents in regards to the Co-Issuer's purchase of Common Class CF Units from the Issuer, including (4) the Common Class CF Unit Subscription Agreement, (5) the Amended and Restated Operating Agreement of the Issuer, and (6) the financial audits of the Issuer and the Co-Issuer.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement of the Co-Issuer, Investors holding Common Class CF Units have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Co-Issuer or the Issuer. Additionally, upon a "Change of Control" (as defined in the Operating Agreement), in the event that membership approval is required, Investors holding Common Class CF Units will have certain voting obligations with regard to the Common Class CF Units. The foregoing is a mere summary of some important restrictions of the Common Class CF Units of the Co-Issuer and does not provide every detail that may be of interest to Investors in this Offering. A description of the rights of the members holding Common Class CF Units may be found in the Operating Agreement of the Co-Issuer.

16. How may the terms of the securities being offered be modified?

The manager of the Issuer and Co-Issuer has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the manager.

Restrictions on Transfer of the Securities Being Offered

The Securities subject to the Offering may not be transferred by any Investor of such Securities without the express prior written approval of the manager of the Co-Issuer, except (a) to an Affiliate (as defined in the Operating Agreement) of the Investor, or (b) to a Family Member (as defined in the Operating Agreement) of the Investor, to a trust controlled by the Investor, to a trust created for the benefit of a Family Member of the Investor, or to a Family Member in connection with the death or divorce of the Investor.

Description of Issuer's Securities

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	16,000,000	15,520,000	Yes	Right to change the Manager.
Common Class CF Units	5,000,000	0	No	(i) full capital contribution after only equity holders who purchased units as part of the Preferred Offering and (ii) return of 20% of the Investor's full investment along with equity holders who purchased units as part of the

				Preferred Offering before any Common Unit distributions.
Preferred Units	10,000,000	0	No	(i) Preferred return of full capital contribution before Common Class CF distributions, and (ii) return of 20% of the Preferred Offering investors full investment along with Investors of this Offering before the Common Unit distributions.

For a complete description of the capitalization of the Issuer and the Co-Issuer, investors should refer to the Amended and Restated Operating Agreement of the Issuer and the Operating Agreement of the Co-Issuer and to the applicable provisions of Delaware law.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of Common Class CF Units do not have voting rights. The Common Class CF Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Co-Issuer, and, indirectly, the Issuer. Investors should understand and expect the potential for dilution. The Investor's stake in the Co-Issuer could be diluted due to the Co-Issuer issuing additional units or other convertible securities to other parties. In other words, when the Co-Issuer issues more units, the percentage of the Co-Issuer that Investors in this Offering own will go down, even though the value of the Co-Issuer (or Issuer) may go up (there is no guarantee that it will). Future issuances of units means that Investors will own a smaller piece of the Co-Issuer. This increase in number of units outstanding could result from a future equity offering (including, without limitation, another crowdfunding round, additional offerings of securities at the Issuer level, a venture capital round or angel investment), employees exercising options to purchase equity or granted equity subject to a equity incentive plan (that is not yet formed but could be in the future), or by conversion of certain instruments (e.g. convertible notes or warrants) into units. If the Issuer or Co-Issuer decides to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an Investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? ☒ Yes ☐ No

For a complete description of the capitalization of the Issuer and the Co-Issuer, Investors should refer to the Amended and Restated Operating Agreement of the Issuer and the Operating Agreement of the Co-Issuer., as well as to the applicable provisions of Delaware law.

20.   How could the exercise of rights held by the principal members identified in Question 6 above affect the Investors of the Securities being offered?

Because the Investors in this Offering do not control the day-to-day operations of the Issuer or Co-Issuer, the manager of the Issuer or Co-Issuer may make decisions that the Investors do not approve of or that harm the interests of the investors.

21.   How are the Securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer and/or Co-Issuer in the future, including during subsequent corporate actions.

The price of the Common Class CF Units being offered in this Offering was determined solely by the manager of the Issuer and Co-Issuer and bears no relation to traditional measures of valuation. We expect that any future valuation will take the same approach.

22.   What are the risks to purchasers of the Securities relating to minority ownership in the Issuer? Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special membership meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Co-Issuer or this Issuer, including additional issuance of securities, the repurchase of securities, a sale of the Issuer or its significant assets, or any transactions with related parties. Investors in the Co-Issuer will indirectly hold only non-voting Common Class CF Units and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

In the event that Investor's vote is required, each Investor agrees to vote or cause to be voted all Securities owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Units or Preferred Units, or a series thereof, as applicable, from time to time to ensure that there will be sufficient shares of Common Units available for conversion of outstanding convertible securities.

23.   What are the risks to Investors associated with corporate actions including:

- Additional issuances of securities?

    If additional issuances are made, the Investors in this Offering may become diluted.

- Issuer repurchases of Securities;

    The Issuer or Co-Issuer does not have the right to repurchase the Securities.

- A sale of the Issuer or of substantially all of the assets of the Issuer;

    Because holders of Common Class CF Units do not have the right to vote, the Common Unit holders in the Co-Issuer and Issuer may vote to sell without the Investor's approval.

- Transactions with related parties?

    Investors in the Common Class CF Units will not have any rights in regard to the actions of the Issuer, including Issuer transactions with related parties.

24.   Describe the material terms of any indebtedness of the issuer:

The Issuer plans to enter into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc., pursuant to which Angel Studios will lend an amount up to $1,000,000 to the Issuer to fund the digital ad-buying for the offering, which is included in the budget estimates above.

25.   What other exempt offerings has the Issuer conducted within the past three years?

None

26.   Was or is the Issuer (or any entities controlled by or under common control with the Issuer) a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:
        (1) any director or officer of the Issuer;
        (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting securities, calculated on the basis of voting power;
        (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
        (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

 If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27.   Does the Issuer have an operating history? ☐ Yes ☒ No

28.   Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Issuer has no real operating history. The Issuer has expended capital in the formation of the entity, but there are no current operations that would affect the liquidity of the Issuer, and no capital resources are yet needed until this offering closes, but then the Issuer would have the capital to produce some portion of the Series.

The Issuer plans to raise an additional $5,500,000 through the Preferred Offering, to reach a total investment production budget of $9,700,000 for Season 1 of the Series. Issuer's current cash on hand is $5,539.00 Please see the attached Reviewed Financial Statements for the Issuer and Co-Issuer for the financials of the Issuer and Co-Issuer and the notes on those statements.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Reviewed Financial Statements.

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No
     ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No
     iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No
     ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No
     iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

     i.   at the time of the filing of this offering statement bars the person from:
     (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
     (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
     (C) engaging in savings association or credit union activities? ☐ Yes ☒ No
     ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

    ii.   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

    iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

    ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to Investors; and
    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Investor Perks

For an investment of:

$500
A Home to Harmony Honorary Production Crew Hat

$1,000
Early Access and Inside Scoop
- Early access to premium behind-the-scenes content including interviews with special guests, Q&A with filmmakers, and key filmmaker updates. Includes 3 Investor-only live streams.
- All previous perks.

$2,500
Name in Credits
- Your name will be listed in the End Credits of each episode under "Honorary Production Crew."
- All previous perks.

$5,000
Signed Book & Script
- Get a copy of *Home to Harmony* book signed by author Phillip Gulley and a copy of the Pilot Script, signed by the co-creators of the series.
- All previous perks.

$25,000
Signed Poster
 - Limited-Edition show poster signed by the filmmaking team and leading cast members.
- All previous perks.

$50,000
Zoom with Creative Team
- Private Zoom with Michael Landon Jr., Brian Bird and Ken LaZebnik team (60 minutes).
- All previous perks
$100,000
- Walk-on role in one of the episodes of the series (Investor must cover own travel expenses and accommodations.
- (Limit to 5 investors)
- All previous perks

$250,000
Set Visit and Associate Producer Credit
- 1-Day VIP Set Pass for Two (including crew lunch with the filmmakers. (Investor must cover own travel expenses and accommodations).
- Become an Associate Producer in the credits of the film and on IMDb.
-All previous perks.
- (Limit to 5 investors)

$1,000,000
Executive Producer Credit
- Become an executive producer in the credits of the film and on IMDB.
- All Previous Perks
- (Limit to 5 Investors)

ONGOING REPORTING

32.   The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

       120 days after the end of each fiscal year covered by the report.

33.   Once posted, the annual report may be found on the issuer's website at:

       www.HometoHarmony.TV under "Investor Relations" tab

The Issuer must continue to comply with the ongoing reporting requirements until:
       (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
       (2) The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
       (3) The Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
       (4) the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
       (5) the issuer liquidates or dissolves its business in accordance with state law.